UNITED STATES
SECURITIES AND EXCHANGE
Washington, D.C. 2(

06003255

B APPROVAL
nber: 3235-0123
January 31, 2007
...d average burden
hours per response...... 12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 65258

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: LANTRUST SECURITIES INC.

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3805 Edwards Road Suite 130
(No. and Street)

Cincinnati, (City) Ohio (State) 45209 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Aref Bsisu (513)731-6195
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Grant Thornton LLP
(Name – *if individual, state last, first, middle name*)

4000 Smith Road Suite 500 (Address) Cincinnati (City) Ohio (State) 45209-1967 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Aref W. Bsisu, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of LANTRUST SECURITIES INC., as of December 31, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

My Commission Expires 06-13-06

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

LANTRUST SECURITIES INC.

December 31, 2005

Grant Thornton

Accountants and Business Advisors

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

To the Stockholders of
LANTRUST SECURITIES INC.

In planning and performing our audit of the financial statements and supplemental schedules of LANTRUST SECURITIES INC. (the "Company") for the period from January 1, 2005 through December 31, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons;
2. Recordation of differences required by rule 17a-13;
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

4000 Smith Road
Suite 500
Cincinnati, OH 45209-1967
T 513.762.5000
F 513.241.6125
W www.grantthornton.com

Grant Thornton LLP
US member of Grant Thornton International

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005 to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC, and the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934, in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Grant Thornton LLP

Cincinnati, Ohio
January 11, 2006

Report pursuant to rule 17a-5(d) and report of independent registered public accounting firm

LANTRUST SECURITIES, INC.

December 31, 2005

CONTENTS

Grant Thornton

Accountants and Business Advisors

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders of
LANTRUST SECURITIES, INC.:

We have audited the accompanying statement of financial condition of LANTRUST SECURITIES INC. (the "Company") as of December 31, 2005, and the related statements of earnings, stockholders' equity, and cash flows for the year then ended which you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of LANTRUST SECURITIES, INC. as of December 31, 2005, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on page 11 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, the information is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Grant Thornton LLP

Cincinnati, Ohio
January 11, 2006

4000 Smith Road
Suite 500
Cincinnati, OH 45209-1967
T 513.762.5000
F 513.241.6125
W www.grantthornton.com

Grant Thornton LLP
US member of Grant Thornton International

LANTRUST SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION

December 31, 2005

ASSETS

Cash and cash equivalents	$	45,647
Office equipment - net of accumulated depreciation		8,523
Total assets	**$**	**54,170**

LIABILITIES AND STOCKHOLDERS' EQUITY

Accounts payable	$	5,240
Stockholders' equity		
Common stock, no par value; 1,500 shares authorized, issued and outstanding		-
Contributed capital		50,000
Accumulated deficit		(1,070)
Total stockholders' equity		48,930
Total liabilities and stockholders' equity	**$**	**54,170**

The accompanying notes are an integral part of this statement.

LANTRUST SECURITIES, INC.

STATEMENT OF EARNINGS

For the year ended December 31, 2005

Placement revenue	$	333,723
Expenses		
Rent expense		6,000
Selling, general and administrative		321,303
Equipment and maintenance		5,620
Total expenses		332,923
Net earnings	**$**	**800**

The accompanying notes are an integral part of this statement.

LANTRUST SECURITIES, INC.

STATEMENT OF STOCKHOLDERS' EQUITY

For the year ended December 31, 2005

	Common stock	Paid-in capital	Accumulated deficit	Total
Balance at January 1, 2005	$ -	$ 50,000	$ (1,870)	$ 48,130
Net earnings for the year	-	-	800	800
Balance at December 31, 2005	**$ -**	**$ 50,000**	**$ (1,070)**	**$ 48,930**

The accompanying notes are an integral part of this statement.

LANTRUST SECURITIES, INC.

STATEMENT OF CASH FLOWS

For the year ended December 31, 2005

Cash flows provided by operating activities:		
Net earnings for the year	$	800
Adjustments to reconcile net earnings to net cash provided by operating activities:		
Depreciation		1,117
Increase in cash, due to changes in:		
Placement fees receivable		751
Other assets		4,078
Accounts payable		1,630
Net cash provided by operating activities		8,376
Cash flows used in investing activities:		
Purchase of office equipment		(4,914)
Increase in cash and cash equivalents		3,462
Cash and cash equivalents at beginning of year		42,185
Cash and cash equivalents at end of year	**$**	**45,647**

The accompanying notes are an integral part of this statement.

NOTE A – SIGNIFICANT ACCOUNTING POLICIES

1. Nature of Business

LANTRUST SECURITIES, INC. (the Company), an Ohio corporation, was incorporated on January 2, 2002. The Company is a broker of security products and is a registered securities broker-dealer under the examining authority of the National Association of Securities Dealers, Inc. (the "NASD"). The Company became a member of the NASD on September 11, 2002.

The Company earns revenue from commission fees by acting as a securities broker-dealer and placement agent for the sale of preferred units of real investment trust and other regulation D private placements.

2. Cash and Cash Equivalents

Cash and cash equivalents is comprised of cash in a commercial bank deposit account.

3. Commissions and Other Fees

Commission income is generated from securities transactions executed on behalf of clients. Commissions are recognized as earned, based upon a pre-determined percentage of gross sale proceeds and negotiated placement fees.

4. Income Taxes

The Company has elected S-Corporation status for income tax purposes. As an S-Corporation, the Company does not pay corporate federal and state income taxes on its taxable income; rather the stockholders are liable for income taxes.

5. Office Equipment

Office equipment is carried at cost and includes expenditures which extend the useful lives of existing assets. Maintenance, repairs and minor renewals are expensed as incurred. For financial reporting, depreciation is provided on the straight-line method over the useful lives of the assets, estimated to be five to ten years for furniture and equipment.

6. Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions in determining the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE B – RELATED PARTY TRANSACTIONS

The Company acts as a placement agent for Lantrust Real Estate Group, LLC in connection with a private offering memorandum. The management of the Company maintains an ownership interest in Lantrust Real Estate Group, LLC, which is the Company's primary client as of December 31, 2005.

The Company has entered into a lease agreement with Lantrust Real Estate Group, LLC for its office space under an operating lease which, as subsequently modified, will expire in 2012. The lease terms require the Company to remit $500 per month through the expiration date. The Company also pays $200 per month for use of office technology. Total rent and technology costs paid to this the real estate affiliate totaled $8,400 for the year ended December 31, 2005.

NOTE C – NET CAPITAL REQUIREMENTS

The Company is subject to the Uniform Net Capital Rule, Rule 15c3-1 (the Rule), promulgated by the Securities and Exchange Commission, which requires that the Company maintain a minimum net capital of $5,000 and a ratio of aggregate indebtedness to net capital of not more than 15 to 1, as those terms are defined by the Rule. The Rule also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital would be less than 120% of the minimum net capital requirement.

At December 31, 2005, the Company's net capital, as defined, was $40,407, which was $35,407 in excess of the minimum net capital requirement.

SUPPLEMENTAL INFORMATION

LANTRUST SECURITIES, INC.

COMPUTATION OF NET CAPITAL PURSUANT TO UNIFORM NET CAPITAL RULE 15c3-1

December 31, 2005

Stockholders' equity per statement of financial condition			$	50,000
Deductions				
Accumulated deficit	$	1,070		
Prepaid expenses, other assets and non-allowable receivables		8,523		9,593
Net capital before haircuts				40,407
Haircuts on mutual fund securities				-
Net capital			$	**40,407**
Aggregate indebtedness			$	**5,240**
Ratio of aggregate indebtedness to net capital				**.130**
Minimum capital required			$	**5,000**
Excess of net capital over minimum requirement			$	**35,407**

Grant Thornton

www.grantthornton.com